April 21, 2008

OMV will attend MOL AGM to question MOL's Board

- **OMV's legitimate AGM resolution proposals rejected**
- **AGM represents first opportunity for shareholders to question MOL's Board**
- **MOL's recent transactions represent an unacceptable use of the company's funds**
- **RiskMetrics Group Governance Services severely criticises MOL's corporate governance**
- **MOL's corporate strategy destroying shareholder value**

OMV Aktiengesellschaft ("OMV AG"), Central Europe's leading oil and gas group, confirms that its affiliates holding shares in MOL plc. ("MOL") led by OMV Clearing and Treasury GmbH ("OMV") will attend MOL's Annual General Meeting (AGM), due to be held in Budapest on April 23, 2008 at 2pm (CET) at Danubius Thermal and Conference Hotel Helia, 62-64 Karpat Street, Budapest, Hungary.

OMV's legitimate AGM resolution proposals ignored

OMV has a 20.2% stake in MOL and, as MOL's largest independent shareholder, had previously exercised its right to submit a number of points for inclusion in the agenda and several draft resolutions to be tabled at the AGM (www.omv.com). MOL's Board rejected the publication of OMV's proposed resolutions, once again demonstrating its complete disdain for the independent shareholders of MOL. This is despite the concerns raised by other institutional shareholders regarding the dubious way that MOL has parked shares with a number of 'friendly' third parties. OMV is likely to question before the courts the legality of the way that MOL have responded to OMV's requests.

MOL's Board to face criticism from its largest shareholder

OMV believes, in line with international corporate governance guidelines that a company's AGM is a forum in which shareholders can voice their opinions and ask questions of the Board. At the AGM, OMV will criticise MOL's Board for ignoring the rights of independent shareholders and taking control away from the rightful owners of the business. OMV believes that MOL's management has wilfully used the company's funds in seeking to gain control of MOL and is prepared to go on doing so for the foreseeable future. Combined with a corporate strategy that is clearly failing to deliver value to shareholders, this is even more extraordinary in the light of the uncertainties within the global macro-economic environment and specifically Hungary.

AGM represents first opportunity for shareholders to question MOL's Board

MOL´s AGM represents the first opportunity that OMV and other independent shareholders in MOL may question the Board on issues relating to its consistent refusal to discuss OMV's intention to combine OMV and MOL. The forum will also provide a chance for shareholders to question the use of treasury and quasi-treasury shares in order to undertake transactions with third parties without providing clarity on the economic value, strategic relationship or equity voting rights.

MOL's recent transactions represent an unacceptable use of the company's funds

As previously stated, OMV is concerned that actions undertaken by MOL's Board are not in the best interests of the company's shareholders, not least their persistent selling of shares at a significant discount to to the HUF 32,000 per share price that OMV AG would be prepared to offer in a formal public purchase offer once the two impediments to achieve voting control of MOL have been removed, namely the state-imposed 10% voting limitation and the cancellation of shares under the Board's control. For example, MOL have recently sold a 7% and 8% stake to CEZ and the Oman Oil Company respectively, actions which appear to be value destructive and against the basic principals of good corporate governance. The fact that MOL's Board has chosen not to disclose the details of these transaction nor the strategic rationale in terms of commercial benefits raises serious concerns.

RiskMetrics Group Governance Services severely criticises MOL's corporate governance

OMV will act in isolation in putting its questions to the Board of MOL as required by MOL's articles of association. However, OMV also draws attention to the recent recommendations issued by RiskMetrics Group Governance Services relating to the proposed resolutions being put forward by MOL's Board at the company's AGM advising shareholders to vote against a number of resolutions including:

Proposal	RiskMetrics Group Recommendation
3. Authorise share repurchase programme	Against
4.1 Elect Zsolt Hernadi as Member of Board of Directors	Against
4.2 Elect Gyorgy Mosonyi as Member of Board of Directors	Against
4.5 Elect Mulham Basheer Abdullah Al Jarf as Member of Board of Directors	Against
8.6 Amend articles of association Re: Removal of minimum and maximum limits on size of Board of Directors	Against
8.7 Amend articles of association re decision making by Board of Directors	Against
8.8 Amend Articles of Association re convening of General meetings if number of members of Board Directors falls below nine	Against
9.0 Approve Discharge of Board of Directors	Against
10.1 Gain approval by holders of A series A shares of reduction in share capital proposed under item 10.2	Against
10.2 Approve reduction in share capital via cancellation of treasury shares	Against
Source: RiskMetrics Group Governance Services Proxy Alert MOL Hungarian Oil & Gas Plc April 10, 2008	

MOL's corporate strategy destroying shareholder value

MOL´s Board has consistently declined to answer shareholders on key questions regarding corporate governance. Instead, the Board has done nothing other than put in place a strategy that so far has been value destructive, evident in the way that the company's share price has dramatically declined since the summer 2007.

OMV believes that MOL's Board is prepared to carry on pursuing a value destructive strategy against the best interest of the company's shareholders. OMV is determined to ensure that MOL's Board is no longer allowed to ignore internationally accepted standards of corporate governance and that shareholders are once again given the right to vote on and play a part in the future direction of their company.

Move & More. OMV

Background information:

OMV Aktiengesellschaft

With Group sales of EUR 20.04 bn and a workforce of 33,665 employees in 2007, as well as market capitalization of approximately EUR 14 bn, OMV Aktiengesellschaft is one of Austria's largest listed industrial companies. With oil and gas reserves of approximately 1.22 bn boe, a production of around 321,000 boe/d and an annual refining capacity of 26.4 mn t, OMV is the largest oil and gas group in Central Europe. OMV now has 2,538 filling stations in 13 countries, resulting in a market share of 20% of the group in the Refining and Marketing (R&M) business segment in the Danube Region. In Exploration and Production (E&P) OMV is active in 21 countries in six core regions. OMV sells more than 13 bcm gas per year. OMV's Austrian gas hub Baumgarten annually transports approximately 52 bcm of gas. OMV's Central European Gas Hub is amongst the three largest hubs in Europe. As of year-end 2007 OMV holds a 36% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom S.A., 50% of EconGas GmbH, 45% of the refining network Bayernoil and approximately 20% of the Hungarian company MOL. OMV further strengthened its leading position in the European growth belt through the acquisition of 39.58% of Petrol Ofisi, Turkey's leading company in the retail and commercial business.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press	Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press	Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Next result announcement: January – March and Q1 2008 on May 7, 2008

OMV Investor News

Q1/08 Trading Statement

April 18, 2008
7.00am (BST) – 8.00am (CET)

This trading statement from OMV provides basic information for the quarter ended March 31, 2008, including figures on the economic environment as well as OMV's performance during the period. The data on the economic environment shows the development of the relevant crude prices and exchange rates. For the E&P segment, we provide the expected development of production volumes and give some information on the key drivers of this development. An overview on refining margins and drivers for the R&M and G&P businesses is also included.

The OMV Group Q1/08 results will be published on May 7, 2008. The information contained herein is subject to change and may differ from the final numbers that will be reported.

Economic environment

	Q1/07	Q2/07	Q3/07	Q4/07	Q1/08
Average Brent price in USD/bbl	57.76	68.75	74.75	88.45	**96.71**
Average Urals price in USD/bbl	54.26	65.30	72.22	85.90	**93.00**
Average EUR/USD FX rate	1.311	1.348	1.374	1.449	**1.498**
Average EUR/RON FX rate	3.381	3.274	3.236	3.454	**3.689**
Average USD/RON FX rate	2.580	2.432	2.353	2.381	**2.465**

Source: Reuters

Exploration and Production

	Q1/07	Q2/07	Q3/07	Q4/07	Q1/08
Total hydrocarbon production in boe/d	322,000	322,000	317,000	323,000	**322,000**
thereof Petrom group	202,000	196,000	195,000	195,000	**198,000**

Overall Group oil and gas production in Q1/08 was 322,000 boe/d, at a similar level to Q4/07. The production in Romania, which was stabilized in the course of last year, increased compared to Q4/07 mainly due to higher gas volumes. In New Zealand, a planned shutdown in Pohokura led to a temporary decrease in production. The price differential between Brent and OMV's realized crude price is expected to be larger than in Q4/07 due to the higher Urals discount to Brent. The average Romanian regulated gas price for producers was RON 486.7/1,000 cbm (USD 197.5), compared to RON 470.0/1,000 cbm (USD 197.4) in Q4/07. In accordance with the agreement with the Romanian government in March Petrom contributed RON 14.5 mn to a newly established Social Gas Fund in Q1/08. The weakening of the USD against the EUR continued and thus negatively impacted revenues. This effect was partly offset by the weakening of the RON against the EUR, which has favourably impacted reported EUR costs. Exploration expenses were below the high level of Q4/07.

Refining and Marketing

	Q1/07	Q2/07	Q3/07	Q4/07	Q1/08
NWE refining margin in USD/bbl [1]	4.11	6.64	3.53	5.25	**4.13**
Med Urals refining margin in USD/bbl [1]	5.70	7.22	3.75	4.60	**3.70**
OMV indicator refining margin in USD/bbl [2]	5.25	7.06	3.91	4.34	**4.24**
Total refining sales in mn t	5.22	5.23	5.58	5.39	**5.36**

[1] Source: Reuters [2] Actual refining margins realized by OMV may vary from the OMV indicator refining margin as well as from the market margins due to factors including a different crude slate, product yield and operating conditions.

Despite higher diesel spreads refining margins declined compared to Q4/07 because of lower gasoline and fuel oil spreads. Refining sales were at a similar level to Q4/07 but higher than in Q1/07 due to higher domestic heating oil sales. The higher crude price increased the cost of own energy consumption, but also led to positive inventory gains. The effect of increased petrochemical margins compared to Q4/07 was more than offset by higher cost for own energy consumption (naphtha). In Q4/07 the petrochemical capacity in Burghausen was expanded; as a result, the capacity of the refinery and that of Borealis was not yet fully utilized as we are still in the start up phase. The marketing retail business saw higher margins but weaker volumes compared to Q4/07, while in the commercial business margins and volumes were below Q4/07. Compared to Q1/07 volumes and margins improved.

Gas and Power

	Q1/07	Q2/07	Q3/07	Q4/07	Q1/08
Combined gas sales volumes in bcm	3.96	2.59	2.24	4.27	**4.07**
thereof Petrom group	1.52	1.24	1.08	1.42	**1.50**

Marketing and trading volumes decreased compared to Q4/07 due to lower demand but exceeded Q1/07. In EconGas, both domestic sales volumes as well as sales volumes realized in foreign markets remained below Q4/07. Petrom's sales volumes, in contrast, increased compared to Q4/07 due to lower temperatures recorded in Romania this year. The logistics business saw stable transportation volumes. Compared to Q1/07 it benefited from the full consolidation of the operating company of the WAG pipeline starting with Q4/07. Storage utilization stayed at a high level. As of Q1/08 Petrom's Doljchim fertilizer plant is part of G&P.

Corporate and Other

As of Q1/08 costs relating to corporate functions at Petrom are reported in the Co&O segment.

At-equity consolidated companies

In Q1/08 OMV increased its stake in Petrol Ofisi from 39.6% to 40.4%. The depreciation of the Turkish Lira versus the USD has burdened Petrol Ofisi's results in Q1/08. Borealis experienced a favourable environment, with a solid operational performance achieved in particular at its associated company Borouge.

Tax rate

The effective tax rate is expected to be broadly in line with our full year guidance, thus higher than last year's rate.

For further information, please contact:
Ana-Barbara Kunčič, Investor Relations
Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com

OMV Investor News

April 22, 2008

Information regarding the Annual General Meeting

► **Information regarding the Annual General Meeting on May 14, 2008, at 2:00 pm (CET), at the AUSTRIA CENTER VIENNA, in A-1220 Vienna, Bruno-Kreisky-Platz 1**

Agenda:

1) Submission of the approved 2007 Financial statements of OMV Aktiengesellschaft, the Directors' report of OMV Aktiengesellschaft, the Consolidated financial statements including the Directors' report of the OMV Group as well as the Report of the Supervisory Board

2) Distribution of dividends

3) Share buy back and reselling

4) Chartered accountants for the business year 2008

5) Stock option plan 2008

6) Discharge of the members of the Executive Board and the Supervisory Board for the business year 2007

7) Resolution on the remuneration of the members of the Supervisory Board for the business year 2007

8) By-elections to the Supervisory Board

The German version of the report according to Article 95 para 6 and Article 159 para 2 no. 3 Stock Corporation Act regarding the stock options will be published together with this convocation in the official gazette of the "Wiener Zeitung" and is also made available to the public in the Company's headquarters at Otto-Wagner-Platz 5, 1090 Vienna, Austria.

The annual report for the business year 2007 (including the proposal for the distribution of the profit and the report of the Supervisory Board) is made available to the public in the Company's

headquarters. Moreover the financial statements of OMV Aktiengesellschaft and the consolidated financial statements of OMV Group including their annexes will be published in the official gazette of the "Wiener Zeitung" on May 17, 2008.

In general all publications related to this Annual General Meeting can be downloaded from the Company's website www.omv.com and are also made available in electronic form due to Article 82 para 9 Stock Exchange Act to the extent legally required.

All shareholders who have deposited their shares at one of the following depositing agencies by the close of business on May 7, 2008 at the latest will be entitled to participate in the Annual General Meeting to exercise their right to vote and to propose motions:

- all main branches of domestic (Austrian) banks
- every notary public and
- the Company

Shareholders are requested to carry out the deposit process via their depositary banks at the depositing agencies.

The deposit is also deemed to be made in accordance with the rules if the share certificates are put in custody with the approval of a depositing agency at any other financial institution until the end of the Annual General Meeting.

The deposit confirmation by the depositing agency will be submitted to the Company either in its original form or as a certified copy no later than one working day after the last day of the depositing term (in advance via fax [no. +43 (0)5 0100/916383] or via e-mail [ingrid.lausch@erstebank.at]).

The Company's share capital is divided into 300,000,000 no par value shares. Each share represents one voting right. Shares in possession of the Company are not entitled to vote. Therefore 298,730,934 voting rights are currently exercisable. Shares still in circulation with a nominal value of ATS 100 or ATS 1,000 will be admitted to the Annual General Meeting until their exchange and will hold their voting right and the profit right, in the course of which every par value share at the nominal value of ATS 100 represents one voting right and every par value share at the nominal value of ATS 1,000 represents ten voting rights.

For the avoidance of further inquiries the depositing agencies are requested to indicate the number of shares and the number of voting rights on the voting cards or the confirmation of depositing in accordance with the above mentioned regulation at the occasion of issuing the voting cards or deposit certificates.

The shareholders will have again the opportunity to exercise their voting rights by an independent representative – namely the Interessenverband für Anleger (IVA), Feldmühlgasse 22, 1130 Vienna, Austria, office@iva.or.at, phone: +43 (1) 87 63 343/30. For IVA Mr. Michael Knap (michael.knap@iva.or.at) will represent by request all those shareholders, which properly deposited their shares but cannot personally participate in the Annual General Meeting.

Representation is possible in two ways:

a) The shareholder of OMV Aktiengesellschaft authorizes the deposit bank to execute the confirmation of the deposit of his OMV shares for Mr. Michael Knap, as representative, c/o IVA, Feldmühlgasse 22, 1130 Vienna, Austria, and to send the confirmation directly to Mr. Michael Knap. In this case instructions are not possible and Mr. Knap (or his sub-authority) is authorized to exercise the voting right at his own discretion.

a) The shareholder applies for a confirmation of the deposit of his shares at his deposit bank. On this deposit conformation (or on a separate paper) Mr. Knap has to be authorized with the representation in written form. The deposit confirmation including the written authorization has to be sent to Mr. Knap, c/o IVA, Feldmühlgasse 22, 1130 Vienna, Austria. Furthermore, the shareholder may give Mr. Knap (or his sub-authority) instructions regarding different voting rights. Without instructions Dr. Knap is authorized to exercise the voting right at his own discretion.

The motions due for approval will be published on the Company's website (www.omv.com) under "About OMV → Corporate Governance → General Meeting → This Year's AGM" as soon as the Company has notice on it. To ensure that the original deposit confirmation (incl. the authorization) will reach IVA before the Annual General Meeting in time, we kindly ask you to consider the time of the post sending. It is planned to install a separate email address to give the shareholders the possibility to give or to change instructions during the Annual General Meeting. This email address will be announced at OMV's website.

According to Article 23 para 6 of the Articles of Association of the Company, the dividend as resolved by the Annual General Meeting, shall become payable 30 days after the resolution of the Annual General Meeting, unless differently decided upon. The respective dividend announcement will be made on May 17, 2008. Shareholders may exercise their rights to dividends via their depositing bank by submitting the coupon no. 35 which will credit the dividend to the respective account utilizing the paying agents.

We request to plan sufficient time considering the expected high number of participants and the nowadays usual security requirements.

The General Meeting is the prime organ of a stock corporation as it is the forum of the owners of the Company, the shareholders. Therefore we kindly ask for your understanding that such meeting is not an event for guests – even if we appreciate such interest – and that participation as guest is only possible by advanced notification [Tel. +43 (1) 40 440/21417].

Vienna, April 22, 2008

The Executive Board

OMV Aktiengesellschaft

REPORT as required by § 95 para 6 and § 159 para 2 no. 3 of the Austrian Stock Corporation Act *(Aktiengesetz)*

STOCK OPTIONS

After obtaining the necessary legal authorization, OMV plans to acquire shares of company stock that will be offered to members of the Executive Board of OMV Aktiengesellschaft and defined managers of OMV Aktiengesellschaft and associated companies in the form of stock options as part of a long-term incentive plan (LTI plan).

The stock option plan 2008 is part of this LTI plan, which has the objective of the long-term, substantial participation of the management in the success of the company, in order to orient the management more strongly towards the objectives of the shareholders on the one hand, and to open up the possibility of participating in the success of the company when the stock price increases on the other hand.

The group of participants consists of a maximum of 80 persons.

Precondition for participating is a required investment in OMV shares, which amounts to a maximum of EUR 60,000 for the Executive Board and a maximum of EUR 20,000 for the managers. An investment in the amount of 25, 50 or 75% of this value can also be made. The number of shares (rounded up to whole shares) required for the investment is based on the average closing price of OMV stock at the Vienna Stock Exchange for the month of May 2008.

Each participant will be awarded 20 options for each share of investment according to the corresponding number of shares which entitle to acquire OMV shares or, respectively, to exercise another form as stated below.

The stock options are valid from September 1, 2008 to August 31, 2015. They are subject to a two-year blocking period, which means that they cannot be exercised before September 1, 2010. The exercise windows are those periods, in which the exercise is not forbidden due to the following principles.
Options must not be exercised:
- if the person exercising the option actually is aware of insider information;
- during blocking periods, as set out in the Issuers' Compliance Ordinance (six weeks before scheduled publication of the annual results, three weeks before scheduled publication of a quarterly report or during any blocking periods prescribed in individual cases by the compliance officer);
- if exercise of the options has been prohibited by the Executive Board for a particular period.

The required investment must still exist in order for the participant to exercise the stock options.

The condition for the exercise of the share options is an increase of the price of the OMV share by at least 15% over the average closing price for the period May 20, 2008 – August 20, 2008 at the Vienna Stock Exchange. This is also the exercise price for the stock options.

Types of exercise: purchase of shares, payment of the difference between the exercise price and the current share price either in cash or in shares. Partial exercise is permitted. Except for case of succession by inheritance, granted share options are non-transferable and may only be personally exercised by the plan participants.

Based on the **stock option plans 2003 and 2004** options on OMV shares subject to own investment in shares in the proportion of 1:15 were granted to managers and to members of the Executive Board entitling them to subscribe to OMV shares (1 option equals 1 share) after the blocking period and subject to the reaching of the plan threshold. For easier comparability the numbers of the options relating to these plans were adapted according to the share split in 2005. Based on the stock option plan 2003 286,050 options were granted to managers and 336,000 options to members of the Executive Board (Davies, Langanger, Roiss, Ruttenstorfer 84,000 each). Based on the stock option plan 2004 484,350 options were granted to managers and 258,750 options to members of the Executive Board (Davies, Langanger, Roiss, Ruttenstorfer 59,700 each; Auli – member of the Executive Board as of January 1, 2007 – 19,950).

Based on the **stock option plans 2005, 2006 and 2007** options on OMV shares subject to own investment in shares in the proportion of 1:20 were granted to managers and to members of the Executive Board entitling them to subscribe to OMV shares (1 option equals 1 share) after the blocking period and subject to the reaching of the plan threshold. Based on the stock option plan 2005 532,000 options were granted to managers and 191,200 options to members of the Executive Board (Davies, Langanger, Roiss, Ruttenstorfer 47,800 each). Based on the stock option plan 2006 360,220 options were granted to managers and 107,640 options to members of the Executive Board (Davies, Langanger, Roiss, Ruttenstorfer 24,840 each; Auli – member of the Executive Board as of January 1, 2007 – 8,280). Based on the stock option plan 2007 471,520 options were granted to managers and 123,000 options to members of the Executive Board (Auli, Davies, Langanger, Roiss, Ruttenstorfer 24,600 each).

Subject to the approval of the stock option plan 2008 the options will be honoured with treasury shares or – according to a separate authorization by the Annual General Meeting – by acquiring own shares.

Vienna, April 22, 2008

The Supervisory Board
of OMV Aktiengesellschaft

The Executive Board
of OMV Aktiengesellschaft

END